November 14, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strive American Energy Income Fund (the “Registrant”) Registration Statement on Form N-2 (File Nos. 333-282843 and 811-24015)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby added on the facing page of the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on October 25, 2024:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Should you have any questions or require additional information, please do not hesitate to contact David W. Freese of Morgan, Lewis & Bockius LLP, outside counsel to the Registrant, at (215) 963-5862.

Sincerely,

/s/ James Bernstein
Name:	James Bernstein
Title:	Vice President and Secretary